Exhibit 2.s.2

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(Dollars in Thousands, Except Ratios)

	FOR THE THREE MONTHS ENDED JUNE 30,				FOR THE YEARS ENDED MARCH 31,
	2016		2016		2015		2014		2013		2012
	(Dollars in thousands)
Net investment income	$6,812		$20,716		$19,897		$19,307		$16,488		$13,743
Add: fixed charges and preferred dividends	3,520		14,036		8,799		5,959		4,779		1,435

Earnings	$10,332		$34,752		$28,696		$25,266		$21,267		$15,178
Fixed charges and preferred dividends:
Interest expense	$971		$4,154		$3,539		$2,075		$1,127		$768
Amortization of deferred financing costs	481		1,908		1,329		1,024		791		459
Preferred dividends	2,065		7,963		3,921		2,850		2,850		198
Estimated interest component of rent	3		11		10		10		11		10

Total fixed charges and preferred dividends	$3,520		$14,036		$8,799		$5,959		$4,779		$1,435

Ratio of earnings to combined fixed charges and preferred dividends	2.9	x	2.5	x	3.3	x	4.2	x	4.5	x	10.6	x